                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person*

   Berggruen    Nicolas
   (Last)       (First)      (Middle)

   499 Park Avenue
   (Street)

   New York      NY       10022
   (City)      (State)    (Zip)

2. Issuer Name and Ticker or Trading Symbol

   OptiCare Health Systems, Inc. ("OPT")

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


4. Statement for Month/Year

   01/01

5. If Amendment, Date of Original (Month/Year)

   10/00

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   / / Director                            /X/ 10% Owner
   / / Officer (give title below)          / / Other (specify below)

   Chairman of the Board, Predident & Chief Executive Officer

7. Individual or Joint/Group Reporting (Check Applicable Line)

   /X/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person

* If the form is filed by more than one reporting person, see instruction
  4(b)(v).

                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                          4. Securities Acquired (A)        Bene-     6. Ownership
                               2. Trans-   3. Trans-         or Disposed of (D)             ficially     Form:
                                  action      action         (Instr. 3, 4 and 5)            Owned        Direct      7. Nature of
                                  Date        Code        -----------------------------     at End       (D) or         Indirect
                                  (Month/     (Instr. 8)                (A)                 of Month     Indirect       Beneficial
1. Title of Security              Day/     -------------     Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)     Code     V                  (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  ------  -----  ------------  ---  ----------  -----------  -------------  ---------------





                            Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action   4. Transac-       Acquired (A) or             (Month/Day/Year)
                                             Price of     Date        tion Code      Disposed of (D)          ----------------------
                                             Deriv-       (Month/     (Instr. 8)     (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/     -------------  --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)     Code     V        (A)           (D)       able        Date
----------------------------------------  -----------  ----------  ------  -----  ------------  ------------  ----------  ----------
Common Stock Warrants                      $1.00        01/05/01    D(1)                         2,250,000    11/10/00     10/01/05
 (right to buy)

Common Stock Warrants                      $1.00        01/05/01    A(2)            2,000,000                 11/10/00     10/01/05
 (right to buy)

Common Stock Warrants                      $0.40        01/05/01    A(2)              250,000                 01/05/01     01/01/06
 (right to buy)

Common Stock Warrants                      $0.40        01/05/01     A                 50,000                 01/05/01     01/01/06
 (right to buy)

                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      Form of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Month           (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------
Common Stock Warrants        Common Stock                 2,250,000                       0              I(3)
 (right to buy)

Common Stock Warrants        Common Stock                 2,000,000                   2,000,000          I(3)
 (right to buy)

Common Stock Warrants        Common Stock                   250,000                    250,000           I(3)
 (right to buy)

Common Stock Warrants        Common Stock                    50,000                     50,000           I(3)
 (right to buy)



Explanation of Responses:
(1) Cancellation of warrants in connection with issuance of replacement warrants.
(2) Replacement warrants issued in connection with cancellation of warrants.
(3) Nicolas Berggruen acts as an investment advisor to Medici I Investment Corp., a British Virgin Islands corporation ("Medici"), which holds warrants to purchase 2,300,000 shares of Common Stock from OptiCare Health Systems, Inc. Nicolas Berggruen disclaims beneficial ownership of, and does not have a pecuniary interest in, the shares of Common Stock held by Medici and this Report shall not be deemed an admission that Nicolas Berggruen is a beneficial owner of such securities for purposes of Section 16 or for any other purpose.



        /s/ Nicholas Berggruen                      02/07/01
---------------------------------------    --------------------------
                                                      Date
    **Signature of Reporting Person


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).